Brag House Holdings, Inc.

45 Park Street

Montclair, NJ 07042

January 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

 Washington, DC 20549

Attention: David Lin

Re:	Brag House Holdings, Inc.
Registration Statement on Form S-1, File No. 333-292429

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: January 16, 2026

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Brag House Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292429), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on January 16, 2026, or as soon thereafter as possible.

Please contact our counsel, Scott Linsky of Lucosky Brookman LLP at (732) 395-4408 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Linsky by telephone when this request for acceleration has been granted.

Sincerely yours,

Brag House Holdings, Inc.

/s/ Lavell Juan Malloy II
Lavell Juan Malloy II
Chief Executive Officer